[Middlefield Banc Corp. Letterhead]

January 17, 2014

Mr. Christian Windsor

Special Counsel

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Middlefield Banc Corp.

Registration Statement on Form S-1, File No. 333-191895, filed October 25, 2013

Form 10-K for Fiscal Year Ended December 31, 2012, filed March 13, 2013

Forms 10-Q, file No. 000-32561, for Fiscal Quarters Ended

  March 31, 2013, filed May 9, 2013

  June 30, 2013, filed August 7, 2013, and

  September 30, 2013, filed November 5, 2013

Dear Mr. Windsor:

Thank you for your November 21, 2013 letter concerning Middlefield Banc Corp.’s Form S-1 Registration Statement, its Form 10-K Annual Report for 2012, and its 2013 Form 10-Q Quarterly Reports. For ease of reference I am restating in bold-face type in this letter the comments of the SEC staff, followed in each case by our response to the comment. With this letter I am also filing Pre-Effective Amendment No. 1 of the Form S-1 Registration Statement.

Registration Statement on Form S-1

Prospectus cover page

1.	You disclose in the second risk factor on page 27 of your 10-K that bid prices for the company’s common stock appear from time to time in the OTCQB under the symbol “MBCN.” However, in the section headed “Market Price of and Dividends on the Registrant’s Common Equity” you state that bid prices for such common stock are quoted from time to time in the “pink sheets,” a quotation service for over-the-counter securities maintained by Pink OTC Markets Inc., under the symbol “MBCN.” With a view towards revised disclosure on this S-1 and in future filings, please tell us the specific tier of the OTC Markets Group that your common stock is quoted on and trades over. We may have further comments after reviewing your response and revised disclosure.

Mr. Christian Windsor

January 17, 2014

Middlefield Banc Corp.’s common stock trades on the OTCQB. The reference to the OTCQB in the 10-K Risk Factors section was correct. Incorporated by reference into that 10-K, the Annual Report to Shareholders reference to the pink sheets, a reference contained in the section captioned “Market Price of and Dividends on the Registrant’s Common Equity,” was incorrect. We will make a point of identifying the market trading forum correctly in the Annual Report to Shareholders for the year ended December 31, 2013. We have also revised the prospectus cover page, stating that Middlefield Banc Corp. stock trades on the OTCQB.

Risk Factors, page 2

2.	Add a risk factor that specifically discusses (and quantifies, where appropriate) the status of your compliance with state and Federal bank regulatory commitments and agreements you have entered into as of the most recent practicable date. Also, include an update on all material actions you have taken in response to such commitments and agreements and describe any material consequences on your operations and financial performance.

We have expanded the risk factor discussion having to do with bank regulatory commitments and agreements. Please see page 2 of the prospectus included within Amendment No. 1.

3.	Please add a risk factor that discusses, with some specificity, your current exposure to interest rate risks. We note that in your annual report, you disclosed that in an increasing rate environment, both your net portfolio value and net interest margin would decline. Make similar changes to the risk factors disclosure in future filings.

We have added a risk factor dealing specifically with interest rate risk exposure. We will add this disclosure to the risk factors section of future filings as well. Please refer to page 2 of the prospectus included within Amendment No. 1.

Selling Stockholder, page 9

4.	Please disclose whether the selling stockholder is a broker-dealer or an affiliate of a broker-dealer. If the selling stockholder is a registered broker-dealer, state that the selling stockholder is an underwriter. Language such as “may be deemed to be” an underwriter is not acceptable if the selling stockholder is a broker-dealer. If the selling stockholder is an affiliate of a registered broker-dealer, please indicate whether it acquired the securities in the ordinary course of business and had no agreements to distribute the securities at the time of purchase.

Mr. Christian Windsor

January 17, 2014

The selling stockholder, Eric Donald Hovde, is not a broker-dealer and is not affiliated with a broker-dealer. The FINRA Broker Check Report for Eric D. Hovde states that Eric Hovde is the President, CEO and a managing member of Hovde Capital Advisors LLC, a registered investment advisor located at 122 West Washington Street, Suite 350, Madison, Wisconsin 53703. Eric D. Hovde’s brother, Steven D. Hovde, is affiliated with a broker-dealer, Hovde Securities LLC. At one time both Eric and Steven Hovde were jointly involved in a number of enterprises engaged in the financial institution-investment related business, beginning with Hovde Financial, Inc. and with various other Hovde-affiliated entities being added later, one of which is Hovde Securities LLC. Eric D. Hovde is no longer part of the greater Hovde Financial, Inc. organization, which is now known as the Hovde Group. Effective October 1, 2010, Eric D. Hovde sold his entire limited liability company membership interest in Hovde Securities LLC to his brother Steven. On October 29, 2010, Hovde Securities LLC filed a Form US Uniform Termination Notice for Securities Industry Registration with FINRA, reporting that Eric Hovde no longer is registered with Hovde Securities LLC. As a result, Eric Hovde’s securities licenses have lapsed because he did not become affiliated with another broker-dealer. For your information, the history of the Hovde Group – that is, the affiliated entities of Steven D. Hovde, including Hovde Financial, Inc. and Hovde Securities LLC – is given at this link: http://www.hovdegroup.com/about-us/history.

The shared interest in financial institutions that Eric D. Hovde and Steven D. Hovde have is something that has existed for many years. Although we understand that Eric D. Hovde and Steven D. Hovde may in some cases have controlling or non-controlling ownership interests in the same financial institutions or holding companies, we are advised that Eric D. Hovde is not affiliated with Hovde Securities LLC, the broker-dealer entity included within the Hovde Group of Eric’s brother Steven.

Form 10-K for the Fiscal Year Ended December 31, 2012

Exhibit 23 Consent of Independent Registered Public Accounting Firm

5.	The staff notes your auditor’s reference to registration statement (No. 333-5432) on Form S-8 should be No. 333-65432.

The actual auditor’s consent contained the proper reference to Form S-8 Registration Statement No. 333-65432. A digit was dropped in the process of edgarization. For the staff’s information we are providing supplementally a copy of the original, signed consent.

Mr. Christian Windsor

January 17, 2014

Form 10-Q for the Fiscal Quarter Ended March 31, 2013

Exhibits 31.1 and 31.2

6.	We note your certifications do not comply with the content of the certifications required under Exchange Act Rules 13a-14(a) and 15d-14(a). Specifically, we note you have:

•	deleted the language “and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f))” from paragraph 4;

•	deleted the language “(the registrant’s fourth fiscal quarter in the case of an annual report)” from paragraph 4(d); and

•	replaced the word “performing” with “fulfilling” in paragraph 5.

Please revise your certifications to comply with the Exchange Act Rules. This comment also applies to your subsequent Forms 10-Q for the quarter ended June 30, 2013 and September 30, 2013.

By amendment of each of the three Forms 10-Q filed in 2013 we have filed corrected certifications under Rule 13a-14(a), correcting exhibits 31.1 and 31.2 in all three of the Forms 10-Q. The amended Forms 10-Q for the first, second, and third quarters were filed on December 13, 2013.

Exhibit 32

7.	Your Exhibit 32 certification presented in your March 31, 2013 Form 10-Q currently refers to the wrong date for the periodic report, referencing the period ending March 31, 2012. As such, please file a full and complete amendment to refer to the correct period in a newly signed and dated certification. In addition, please ensure that the certification is currently dated and refers to the Form 10-Q/A. This comment also applies to your subsequent Form 10-Q for the quarter ended June 30, 2013.

By amendment of the Form 10-Q for the first quarter and amendment of the Form 10-Q for the second quarter, we have filed corrected certifications under Rule 13a-14(b), correcting exhibit 32 in both of those Forms 10-Q. The amended Forms 10-Q were filed on December 13, 2013.

In addition to the changes outlined in this letter, the Amendment No. 1 filed herewith makes other changes in the Form S-1 Registration Statement, including updating the list of documents incorporated by reference in the Form S-1. Because the Form S-1 did not become effective before the end of 2013 but is being amended before filing of the proxy statement for the 2014 annual meeting, we have also added Regulation S-K item 402 compensation information to

Mr. Christian Windsor

January 17, 2014

the Form S-1. Please see the entirely new section captioned “Compensation.” A black-lined copy of the Form S-1 Registration Statement, showing changes made by Amendment No. 1, accompanies this letter.

We acknowledge that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me at (440) 632-3219 if you have any questions or if you wish to discuss the Form S-1 Registration Statement, as amended, or any of the documents incorporated by reference in the Form S-1.

Sincerely,

/s/ James R. Heslop, II James R. Heslop, II
Executive Vice President and COO

cc:	Mr. David Lin

Division of Corporation Finance

Francis X. Grady, Esq.

Mr. Shawn Kaciubij

S.R. Snodgrass P.C.